Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi and Advent finalize negotiations for the acquisition of Zentiva

PARIS – June 28, 2018 - Sanofi and Advent International (“Advent”) have finished negotiations for the acquisition of Zentiva, Sanofi’s European generics business, by Advent and the companies have signed a Share Purchase Agreement worth €1.9 billion (enterprise value). The companies announced that they had entered into exclusive talks on April 17, 2018.

The signing of this Share Purchase Agreement marks a critical step on the way to the closing of the deal and the transfer of the Zentiva business to Advent, that is anticipated during the course of the fourth quarter of 2018.

The transaction remains subject to the approval of the competent regulatory authorities.

About Zentiva

Zentiva is an agile healthcare player providing reliable access across Europe to a broad generics portfolio covering a multitude of therapeutic areas. Headquartered in Prague, Zentiva reaches over 40 million patients in 25 European countries, operating throughout a large marketplace with attractive levels of both short- and midterm growth outlook. Zentiva stands apart with the expertise and agility to tailor customer-centric solutions in the three European generics market archetypes (pharmacy, physician and tender/wholesaler). Zentiva’s integrated value chain and pan-European commercial footprint makes it one of the largest generics players in Europe. Operating to the highest quality and safety standards, Zentiva’s flexible manufacturing facilities in Prague and Bucharest work with partners to produce and distribute more than 350 million packs each year.

About Advent International

Founded in 1984, Advent International is one of the largest and most experienced global private equity investors. The firm has invested in over 335 private equity transactions in 41 countries and as of March 31, 2018, it had €33 billion in assets under management. With offices on four continents, Advent has established a globally integrated team of over 190 investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments in five core sectors, including business and financial services; healthcare; industrial; retail, consumer and leisure; and technology, media and telecom. After more than 30 years dedicated to international investing, Advent remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

For more information, visit www.adventinternational.com

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Jean-Baptiste Froville Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Advent International Media Relations FTI Consulting UK Fergus Wheeler/Louisa Feltes Tel: +44 203 727 1000 adventinternational@fticonsulting.com

FTI Consulting France Astrid Villette Tel: +33 (0) 1 47 03 69 51 adventfrance@fticonsulting.com

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.